FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 04/26/2022

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26 Boulevard Royal – 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of March 31, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio	By:/s/ Máximo Vedoya
Name: Pablo Brizzio	Name: Máximo Vedoya
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: April 26, 2022

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements
as of March 31, 2022
and for the three-month periods
ended on March 31, 2022 and 2021

26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

Page 1 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2022
and for the three-month periods ended March 31, 2022 and 2021
(All amounts in $ thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended March 31,
	Notes	2022	2021
		(Unaudited)
Net sales	3	4,304,829	3,249,296
Cost of sales	3 & 4	(2,984,185)	(2,138,251)

Gross profit	3	1,320,644	1,111,045

Selling, general and administrative expenses	3 & 5	(281,303)	(210,367)
Other operating income, net	3	19,674	5,095

Operating income	3	1,059,015	905,773

Finance expense	6	(6,622)	(7,228)
Finance income	6	24,317	16,313
Other financial (expense) income, net	6	(78,567)	6,884
Equity in earnings of non-consolidated companies	9	58,749	46,519

Profit before income tax expense		1,056,892	968,261

Income tax expense		(179,374)	(261,593)

Profit for the period		877,518	706,668

Attributable to:
Owners of the parent		775,621	602,928
Non-controlling interest		101,897	103,740

Profit for the period		877,518	706,668

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in $ per share)		0.40	0.31

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2021.

Page 2 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2022
and for the three-month periods ended March 31, 2022 and 2021
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended March 31,
	2022	2021
	(Unaudited)
Profit for the period	877,518	706,668

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	552	(503)
Currency translation adjustment from participation in non-consolidated companies	126,728	(38,711)
Changes in the fair value of financial instruments at fair value through other comprehensive income	(27,993)	(20,725)
Income tax related to financial instruments at fair value	9,583	4,934
Changes in the fair value of derivatives classified as cash flow hedges	32	84
Income tax related to cash flow hedges	(10)	(25)
Other comprehensive income items from participation in non-consolidated companies	99	33
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(2,386)	(186)
Income tax relating to remeasurement of post employment benefit obligations	711	17
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	(371)	(1,446)

Other comprehensive income (loss) for the period, net of tax	106,945	(56,528)

Total comprehensive income for the period	984,463	650,140

Attributable to:
Owners of the parent	880,728	555,185
Non-controlling interest	103,735	94,955

Total comprehensive income for the period	984,463	650,140

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2021.

Page 3 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2022
and for the three-month periods ended March 31, 2022 and 2021
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	March 31, 2022		December 31, 2021
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	6,406,356		6,431,578
Intangible assets, net	8	903,926		902,256
Investments in non-consolidated companies	9	936,679		751,475
Other investments		76,173		67,277
Deferred tax assets		183,111		160,745
Receivables, net		179,295		177,803
Trade receivables, net		229	8,685,769	229	8,491,363

Current assets
Receivables, net		424,100		357,705
Derivative financial instruments		440		4,353
Inventories, net		3,780,542		3,908,305
Trade receivables, net		1,902,723		1,767,196
Other investments		1,134,661		1,290,459
Cash and cash equivalents		1,790,325	9,032,791	1,276,605	8,604,623
Non-current assets classified as held for sale			1,895		1,921
			9,034,686		8,606,544
Total Assets			17,720,455		17,097,907

EQUITY
Capital and reserves attributable to the owners of the parent			11,415,747		10,535,019
Non-controlling interest			1,803,754		1,700,019
Total Equity			13,219,501		12,235,038

LIABILITIES
Non-current liabilities
Provisions		93,135		83,299
Deferred tax liabilities		182,141		186,216
Other liabilities		535,328		506,886
Trade payables		1,038		989
Lease liabilities		213,697		215,250
Borrowings		654,031	1,679,370	656,465	1,649,105
Current liabilities
Current income tax liabilities		234,994		873,759
Other liabilities		406,342		345,123
Trade payables		1,422,194		1,126,049
Derivative financial instruments		4,011		1,889
Lease liabilities		45,863		44,371
Borrowings		708,180	2,821,584	822,573	3,213,764
Total Liabilities			4,500,954		4,862,869

Total Equity and Liabilities			17,720,455		17,097,907
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2021.

Page 4 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2022
and for the three-month periods ended March 31, 2022 and 2021
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2022	2,004,743	(150,000)	(23,295)	1,360,637	(2,324,866)	(2,898,593)	12,566,393	10,535,019	1,700,019	12,235,038

Profit for the period							775,621	775,621	101,897	877,518
Other comprehensive income (loss) for the period
Currency translation adjustment						118,475		118,475	8,805	127,280
Remeasurement of post employment benefit obligations				(1,738)				(1,738)	(308)	(2,046)
Cash flow hedges and others, net of tax				11				11	11	22
Others (5)				(11,641)				(11,641)	(6,670)	(18,311)

Total comprehensive income (loss) for the period	—	—	—	(13,368)	—	118,475	775,621	880,728	103,735	984,463

Balance as of March 31, 2022 (unaudited)	2,004,743	(150,000)	(23,295)	1,347,269	(2,324,866)	(2,780,118)	13,342,014	11,415,747	1,803,754	13,219,501

(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of March 31, 2022, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of March 31, 2022, the Company held 41,666,666 shares as treasury shares.
(3) Include legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.2) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2021.

Page 5 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2022
and for the three-month periods ended March 31, 2022 and 2021
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2021	2,004,743	(150,000)	(23,295)	1,329,945	(2,324,866)	(2,861,029)	9,310,617	7,286,115	1,157,038	8,443,153

Profit for the period							602,928	602,928	103,740	706,668
Other comprehensive income (loss) for the period
Currency translation adjustment						(36,363)		(36,363)	(2,851)	(39,214)
Remeasurement of post employment benefit obligations				(1,511)				(1,511)	(104)	(1,615)
Cash flow hedges, net of tax				30				30	29	59
Others				(9,899)				(9,899)	(5,859)	(15,758)

Total comprehensive income (loss) for the period	—	—	—	(11,380)	—	(36,363)	602,928	555,185	94,955	650,140

Acquisition of non-controlling interest (5)				11				11	(768)	(757)

Balance as of March 31, 2021 (unaudited)	2,004,743	(150,000)	(23,295)	1,318,576	(2,324,866)	(2,897,392)	9,913,545	7,841,311	1,251,225	9,092,536
(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of March 31, 2021, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of March 31, 2021, the Company held 41,666,666 shares as treasury shares.
(3) Include legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.2) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2021.

Page 6 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2022
and for the three-month periods ended March 31, 2022 and 2021
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Cash Flows

		Three-month period ended March 31,
	Notes	2022	2021
		(Unaudited)
Cash flows from operating activities
Profit for the period		877,518	706,668
Adjustments for:
Depreciation and amortization	7 & 8	149,529	151,585
Income tax accruals less payments		(688,260)	114,328
Equity in earnings of non-consolidated companies	9	(58,749)	(46,519)
Interest accruals less payments		1,924	1,697
Changes in provisions		(2,561)	4,400
Changes in working capital (1)		331,424	(666,182)
Net foreign exchange results and others		81,464	61,860
Net cash provided by operating activities		692,289	327,837
Cash flows from investing activities
Capital expenditures	7 & 8	(124,838)	(129,701)
Increase in other investments		82,163	149,306
Proceeds from the sale of property, plant and equipment		409	567
Acquisition of non-controlling interest		—	(757)
Net cash (used in) provided by investing activities		(42,266)	19,415
Cash flows from financing activities
Finance lease payments		(12,214)	(10,964)
Proceeds from borrowings		79,861	18,137
Repayments of borrowings		(202,785)	(36,653)
Net cash used in financing activities		(135,138)	(29,480)
Increase in cash and cash equivalents		514,885	317,772

Movement in cash and cash equivalents
At January 1,		1,276,605	537,882
Effect of exchange rate changes		(1,165)	(20,270)
Increase in cash and cash equivalents		514,885	317,772
Cash and cash equivalents as of March 31, (2)		1,790,325	835,384

Non-cash transactions:
Acquisition of PP&E under lease contract agreements		2,842	3,650

(1) The working capital is impacted by non-cash movements of $ 18.6 million as of March 31, 2022 ($ (10.6) million as of March 31, 2021) due to the variations in the exchange rates used by subsidiaries.

(2) It includes restricted cash of $ 58 and $ 61 as of March 31, 2022 and 2021, respectively. In addition, the Company had other investments with a maturity of more than three months for $ 1,210,582 and $ 637,524 as of March 31, 2022 and 2021, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2021.

Page 7 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2022
and for the three-month periods ended March 31, 2022 and 2021

Notes to the Consolidated Condensed Interim Financial Statements

1.GENERAL INFORMATION AND BASIS OF PRESENTATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of March 31, 2022, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADS”) trade on the New York Stock Exchange under the symbol “TX”.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements are disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2021.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main assumptions and estimates were disclosed in the Consolidated Financial Statements for the year ended December 31, 2021, without significant changes since its publication.

2.    ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2021.

None of the accounting pronouncements issued after December 31, 2021, and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result or operations.

Page 8 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2022
and for the three-month periods ended March 31, 2022 and 2021

3.    SEGMENT INFORMATION

OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements. It also includes the sales of energy.

The Steel segment comprises four operating segments: Mexico, Southern Region, Brazil and Other markets. These four segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Brazil operating segment includes the business generated in Brazil. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala and Germany.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. For Peña Colorada, the Company recognizes its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:
-The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.
-The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).
-Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CEO.

Page 9 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2022
and for the three-month periods ended March 31, 2022 and 2021

3.SEGMENT INFORMATION (continued)

	Three-month period ended March 31, 2022 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	4,304,829	102,808	(102,808)	4,304,829
Cost of sales	(2,983,384)	(83,987)	83,186	(2,984,185)

Gross profit	1,321,445	18,821	(19,622)	1,320,644

Selling, general and administrative expenses	(272,066)	(9,237)	—	(281,303)
Other operating income (loss), net	19,751	(77)	—	19,674

Operating income - IFRS	1,069,130	9,507	(19,622)	1,059,015

Management view
Net sales	4,304,829	113,085	(113,085)	4,304,829
Operating income	1,032,406	19,638	943	1,052,987
Reconciliation items:
Differences in Cost of sales				6,028

Operating income - IFRS				1,059,015

Financial expense, net				(60,872)
Equity in earnings of non-consolidated companies				58,749

Income before income tax expense - IFRS				1,056,892

Depreciation and amortization - IFRS	(129,159)	(20,370)	—	(149,529)

	Three-month period ended March 31, 2021 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	3,238,990	123,368	(113,062)	3,249,296
Cost of sales	(2,170,770)	(75,378)	107,897	(2,138,251)

Gross profit	1,068,220	47,990	(5,165)	1,111,045

Selling, general and administrative expenses	(206,230)	(4,137)	—	(210,367)
Other operating income, net	4,816	279	—	5,095

Operating income - IFRS	866,806	44,132	(5,165)	905,773

Management view
Net sales	3,238,990	147,682	(137,376)	3,249,296
Operating income	682,144	69,760	(10,643)	741,261
Reconciliation items:
Differences in Cost of sales				164,512

Operating income - IFRS				905,773

Financial income, net				15,969
Equity in earnings of non-consolidated companies				46,519

Income before income tax expense - IFRS				968,261

Depreciation and amortization - IFRS	(136,376)	(15,209)	—	(151,585)

Page 10 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2022
and for the three-month periods ended March 31, 2022 and 2021

3.    SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

The Company had revenues attributable to the Company’s country of incorporation (Luxembourg) related to a contract acquired as a part of the acquisition of the participation in Ternium Brasil Ltda until December 31, 2021. As of December 31, 2021, this contract has been fully amortized and will not generate revenues in the following periods.

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of non-current assets is based on the geographical location of the underlying assets.

	Three-month period ended March 31, 2022 (Unaudited)
	Mexico	Southern region	Brazil and other markets	Total

Net sales	2,290,566	895,826	1,118,437	4,304,829

Non-current assets (1)	4,772,222	852,373	1,685,687	7,310,282

	Three-month period ended March 31, 2021 (Unaudited)
	Mexico	Southern region	Brazil and other markets	Total

Net sales	1,846,973	681,003	721,320	3,249,296

Non-current assets (1)	4,742,361	903,503	1,735,820	7,381,684

(1) Includes Property, plant and equipment and Intangible assets.

4.COST OF SALES

	Three-month period ended March 31,
	2022	2021
	(Unaudited)
Inventories at the beginning of the year	3,908,305	2,001,781

Plus: Charges for the period
Raw materials and consumables used and other movements	2,355,542	2,045,434
Services and fees	38,322	31,614
Labor cost	169,465	158,055
Depreciation of property, plant and equipment	130,519	128,227
Amortization of intangible assets	9,601	4,874
Maintenance expenses	145,268	112,514
Office expenses	1,873	1,540
Insurance	3,862	2,845
Change of obsolescence allowance	4,866	(145)
Recovery from sales of scrap and by-products	(8,358)	(7,507)
Others	5,462	4,057
Less: Inventories at the end of the period	(3,780,542)	(2,345,038)
Cost of Sales	2,984,185	2,138,251

Page 11 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2022
and for the three-month periods ended March 31, 2022 and 2021

5.SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three-month period ended March 31,
	2022	2021
	(Unaudited)
Services and fees	16,468	12,757
Labor cost	74,445	54,807
Depreciation of property, plant and equipment	3,225	3,826
Amortization of intangible assets	6,184	14,658
Maintenance and expenses	2,092	1,453
Taxes	40,246	33,628
Office expenses	9,540	7,325
Freight and transportation	127,927	76,290
Increase of allowance for doubtful accounts	530	208
Others	646	5,415

Selling, general and administrative expenses	281,303	210,367

6.FINANCE EXPENSE, FINANCE INCOME AND OTHER FINANCIAL INCOME (EXPENSES), NET

	Three-month period ended March 31,
	2022	2021
	(Unaudited)
Interest expense	(6,622)	(7,228)

Finance expense	(6,622)	(7,228)

Interest income	24,317	16,313

Finance income	24,317	16,313

Net foreign exchange loss	(53,388)	(9,378)
Change in fair value of financial assets	(12,465)	8,789
Derivative contract results	(9,395)	2,831
Others	(3,319)	4,642

Other financial (expenses) income, net	(78,567)	6,884

7.    PROPERTY, PLANT AND EQUIPMENT, NET

	Three-month period ended March 31,
	2022	2021
	(Unaudited)
At the beginning of the year	6,431,578	6,504,681

Currency translation differences	274	(316)
Additions	108,833	119,231
Value adjustments of lease contracts	6,621	3,018
Disposals	(6,682)	(6,646)
Depreciation charge	(133,744)	(132,053)
Capitalized borrowing costs	403	2,396
Transfers and reclassifications	(927)	(1,784)

At the end of the period	6,406,356	6,488,527

Page 12 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2022
and for the three-month periods ended March 31, 2022 and 2021

8.    INTANGIBLE ASSETS, NET

	Three-month period ended March 31,
	2022	2021
	(Unaudited)
At the beginning of the year	902,256	908,583

Additions	16,528	14,120
Amortization charge	(15,785)	(19,532)
Transfers/Disposals	927	(10,014)

At the end of the period	903,926	893,157

9.INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of
			March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	34.39%	859,748	681,711
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	71,032	64,140
Other non-consolidated companies (1)					5,899	5,624
					936,679	751,475
(1) It includes the investments held in Finma S.A.I.F., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS

As of March 31, 2022, Ternium, through its subsidiaries, owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.4% of the issued and outstanding share capital of Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), one of the main producers of flat steel products in Brazil for the energy, automotive and other industries.

Ternium, through its subsidiaries, together with Tenaris S.A.’s Brazilian subsidiary Confab Industrial S.A. (“TenarisConfab”), are part of Usiminas’ control group, comprising the so-called T/T Group. As of March 31, 2022, the Usiminas control group holds, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which is bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, is currently composed of three sub-groups: the T/T Group; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group holds approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to TenarisConfab); the NSC Group holds approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holds the remaining 7%.

Page 13 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2022
and for the three-month periods ended March 31, 2022 and 2021

9.INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

The corporate governance rules reflected in the Usiminas shareholders agreement provide, among other things, that Usiminas’ executive board will be composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSC nominating three members each. The right to nominate Usiminas’ chief executive officer alternates between Ternium and NSC at every 4-year interval, with the party that does not nominate the chief executive officer having the right to nominate the chairman of Usiminas’ board of directors for the same 4-year period. The Usiminas shareholders agreement also provides for an exit mechanism consisting of a buy-and-sell procedure—exercisable at any time after November 16, 2022 and applicable with respect to shares held by NSC and the T/T Group—, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

As of March 31, 2022, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 13.04 (approximately $ 2.75; December 31, 2021: BRL 14.51 – $ 2.60) per ordinary share and BRL 13.97 (approximately $ 2.95; December 31, 2021: BRL 15.16 – $ 2.72) per preferred share, respectively. Accordingly, as of March 31, 2022, Ternium’s ownership stake had a market value of approximately $ 692.8 million ($ 653.9 million as of December 31, 2021) and a carrying value of $ 859.7 million ($ 681.7 million as of December 31, 2021).

Considering that the market value of Usiminas was slightly below the book value as of December 31, 2021, the Company decided to assess, for its year-end closing procedures, the recoverability of its investment in Usiminas as of such date, resulting in no impairment charges to be recognized. Although as of March 31, 2022, the market value continued to be below the book value, considering the financial results of Usiminas for the quarter and market expectations, there was no other objective evidence of impairment and, consequently, Management concluded that there was no need to recognize any impairment charges and that it would continue to review periodically the recoverability of this investment.

As of March 31, 2022, the value of the investment in Usiminas is comprised as follows:

Value of investment	USIMINAS

As of January 1, 2022	681,711
Share of results (1)	51,687
Other comprehensive income (2)	126,350

As of March 31, 2022	859,748

(1) It includes the adjustment of the values associated to the purchase price allocation.
(2) It includes mainly the effect of the currency translation adjustment.

The investment in Usiminas is based on the following calculation:

Usiminas' shareholders' equity	4,840,739
Percentage of interest of the Company over shareholders' equity	20.40%

Interest of the Company over shareholders' equity	986,998

Purchase price allocation	64,134
Goodwill	219,391
Impairment	(410,775)

Total Investment in Usiminas	859,748

On April 20, 2022, Usiminas issued its consolidated interim accounts as of and for the three-month period ended March 31, 2022.

Page 14 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2022
and for the three-month periods ended March 31, 2022 and 2021

9.     INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

USIMINAS
Summarized balance sheet (in million $)	As of March 31, 2022
Assets
Non-current	4,105
Current	2,754
Other current investments	244
Cash and cash equivalents	1,150

Total Assets	8,253
Liabilities
Non-current	560
Non-current borrowings	1,161
Current	1,113
Current borrowings	11

Total Liabilities	2,845

Non-controlling interest	567

Shareholders' equity	4,841

USIMINAS
Summarized income statement (in million $)	Three-month period ended March 31, 2022

Net sales	1,500
Cost of sales	(1,172)
Gross Profit	328
Selling, general and administrative expenses	(58)
Other operating income (loss), net	(23)
Operating income	247
Financial income (expenses), net	96
Equity in earnings of associated companies	7
Profit before income tax	350
Income tax expense	(109)
Net profit before non-controlling interest	241
Non-controlling interest in other subsidiaries	(14)
Net profit for the period	227

Techgen S.A. de C.V.

Techgen stated as of and for the three-month period ended March 31, 2022, that revenues amounted to $ 128 million ($ 419 million for the year ended December 31, 2021), net profit from continuing operations to $ 14 million ($45 million for the year ended December 31, 2021), non-current assets to $ 788 million ($ 791 million as of December 31, 2021), current assets to $ 92 million ($ 91 million as of December 31, 2021), non-current liabilities to $ 583 million ($ 614 million as of December 31, 2021), current liabilities to $ 148 million ($ 134 million as of December 31, 2021) and shareholders’ equity to $ 148 million ($ 134 million as of December 31, 2021).

Page 15 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2022
and for the three-month periods ended March 31, 2022 and 2021

10.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Contingencies, commitments and restrictions on the distributions of profits should be read in Note 24 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021.

(i) Tax claims and other contingencies

Companhia Siderúrgica Nacional (CSN) - Tender offer litigation
In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and TenarisConfab. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals of São Paulo maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the court of appeals, which was rejected on July 19, 2017. On August 18, 2017, CSN filed with the court of appeals an appeal seeking the review and reversal of the decision issued by the court of appeals by the Superior Court of Justice. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for review by the Superior Court of Justice and rejected such appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected such appeal and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and will then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Ternium continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision has been recorded in these Consolidated Condensed Interim Financial Statements.

Page 16 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2022
and for the three-month periods ended March 31, 2022 and 2021

10.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

Shareholder claims relating to the October 2014 acquisition of Usiminas shares
On April 14, 2015, the staff of the CVM, determined that an acquisition of additional ordinary shares of Usiminas by Ternium Investments made in October 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by NSSMC and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter.

On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners which has no set timeframe to resolve on the matter. In addition, on April 18, 2018, Ternium filed a petition with the CVM’s reporting Commissioner requesting that the applicable threshold for the tender offer requirement be recalculated taking into account the new ordinary shares issued by Usiminas in connection with its 2016 BRL 1 billion capital increase and that, in light of the replenishment of the threshold that would result from such recalculation, the CVM staff’s 2015 determination be set aside. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

(ii) Commitments

(a) In March 2022, Ternium Brasil S.A. entered into a contract with Unicarbo Ltda. for the supply of petcoke. This agreement is due to terminate on March 2023 and the outstanding amount was $ 247.6 million as of March 31, 2022. The contract has minimum monthly-required volumes.

(b) Ternium Argentina signed agreements to cover 80% of its required iron ore, pellets and iron ore fines volumes until December 31, 2024, for an estimated total amount of $ 1,341.9 million. Although they do not set a minimum amount or a minimum commitment to purchase a fixed volume, under certain circumstances a penalty is established for the party that fails of:
- 7% in case the annual operated volume is between 70% and 75% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.
- 15% in case the annual operated volume is lower than 70% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.

Page 17 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2022
and for the three-month periods ended March 31, 2022 and 2021

11.    RELATED PARTY TRANSACTIONS

As of March 31, 2022, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a private foundation (Stichting) located in the Netherlands, held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
The following transactions were carried out with related parties:

	Three-month period ended March 31,
	2022	2021
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	187,437	217,658
Sales of goods to other related parties	61,375	22,562
Sales of services and others to non-consolidated parties	45	44
Sales of services and others to other related parties	321	314

	249,178	240,578
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	143,223	110,261
Purchases of goods from other related parties	15,539	14,975
Purchases of services and others from non-consolidated parties	2,022	2,081
Purchases of services and others from other related parties	16,866	20,228

	177,650	147,545
(c) Financial results
Income with non-consolidated parties	1,584	1,559
Expenses in connection with lease contracts from other related parties	(238)	(256)

	1,346	1,303
(d) Other income and expenses
Income (expenses), net with non-consolidated parties	280	291
Income (expenses), net with other related parties	262	179

	542	470

	March 31, 2022	December 31, 2021
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	236,401	204,329
Receivables from other related parties	36,593	26,690
Advances to non-consolidated parties	5,055	5,383
Advances to suppliers with other related parties	3,444	3,852
Payables to non-consolidated parties	(49,021)	(72,373)
Payables to other related parties	(18,546)	(16,617)
Lease Liabilities with other related parties	(2,625)	(2,635)

	211,301	148,629

Page 18 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2022
and for the three-month periods ended March 31, 2022 and 2021

12.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT

1)Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of March 31, 2022 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	212,963	—	—	212,963
Derivative financial instruments	—	440	—	440
Trade receivables	1,902,952	—	—	1,902,952
Other investments	373,249	393,444	443,889	1,210,582
Cash and cash equivalents	669,443	1,118,848	2,034	1,790,325

Total	3,158,607	1,512,732	445,923	5,117,262

As of March 31, 2022 (in $ thousands)	Amortized cost	Liabilities at fair value through profit or loss		Total

(ii) Liabilities as per statement of financial position
Other liabilities	57,208	—		57,208
Trade payables	1,378,078	—		1,378,078
Derivative financial instruments	—	4,011		4,011
Lease liabilities	259,560	—		259,560
Borrowings	1,362,211	—		1,362,211

Total	3,057,057	4,011		3,061,068

2)Fair Value by Hierarchy
IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 28 of the Consolidated Financial Statements as of December 31, 2021 for definitions of levels of fair values and figures at that date.

The following table presents the assets and liabilities that are measured at fair value:

	Fair value measurement as of March 31, 2022 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	1,120,882	1,120,882	—	—
Other investments	837,333	777,203	35,079	25,051
Derivative financial instruments	440	—	440	—
Total assets	1,958,655	1,898,085	35,519	25,051

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	4,011	—	4,011	—
Total liabilities	4,011	—	4,011	—

Page 19 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2022
and for the three-month periods ended March 31, 2022 and 2021

12.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT (continued)

	Fair value measurement as of December 31, 2021 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	692,529	692,529	—	—
Other investments	735,654	668,056	39,777	27,821
Derivative financial instruments	4,353	—	4,353	—
Total assets	1,432,536	1,360,585	44,130	27,821

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	1,889	—	1,889	—
Total liabilities	1,889	—	1,889	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the year ended December 31, 2021, corresponds to the initial investment and to the changes in its fair value.

13.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment. Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. Restrictions have tightened over time. These measures, however, have not had a significant effect on Ternium Argentina’s ability to purchase U.S. dollars at the prevailing official exchange rate for all of its imports of goods and for the acquisition of services from unrelated parties. By contrast, access to the Argentine foreign exchange market to distribute dividends or to pay royalties to related parties at the prevailing official exchange rate generally requires prior Argentine Central Bank approval, which is rarely, if ever, granted. In March 2022, the Argentine government imposed further restrictions to access the foreign exchange market for payment of imports. If such restrictions are maintained, or are further tightened, Ternium Argentina could be restricted from making payment of imports for key steelmaking inputs which would adversely affect its operations, or would need to resort to alternative, more expensive arrangements, which would affect its results of operations.

Ternium Argentina stated in its interim accounts as of March 31, 2022, and for the three-month period then ended, that revenues amounted to $ 872 million, net profit from continuing operations to $ 178 million, total assets to $ 5,105 million, total liabilities to $ 574 million and shareholders’ equity to $ 4,531 million.

Ternium Argentina’s cash and cash equivalents and other investments amounted to $ 1,066 million as of March 31, 2022:
–$ 264 million in Argentine pesos-denominated instruments, mainly inflation-linked financial instruments ($ 126 million), such as bonds and bills adjusted by CER (Reference Stabilization Coefficient), and mutual funds ($ 129 million).
–$ 390 million in Argentine pesos-denominated instruments with underlying assets to the U.S. dollar (Cedears - Argentine deposit certificates)
–$ 412 million in U.S. dollars-denominated instruments, mainly sovereign bonds issued by the Argentine State and payable in U.S. dollars, national Treasury bonds related to the official exchange rate and negotiable obligations and promissory notes issued by national export driven companies in U.S. dollars and payable in Argentine pesos.

Page 20 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2022
and for the three-month periods ended March 31, 2022 and 2021

13.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA (continued)

Ternium Argentina’s financial position in ARS as of March 31, 2022, amounted to $ 710 million in monetary assets and $ 268 million in monetary liabilities. All of Ternium Argentina’s ARS-denominated assets and liabilities are valued at the prevailing official exchange rate. Although most of Ternium Argentina’s cash holdings are either denominated or payable in ARS, this exposure to the ARS as of March 31, 2022, was diminished due to hedging strategies using derivative instruments amounting to $ 40 million.

14. THE RUSSIA-UKRAINE ARMED CONFLICT

On February 24, 2022, Russia launched a military attack on Ukraine. In response, the United States, the United Kingdom, and the European Union, among other countries, have imposed a wave of sanctions against certain Russian institutions, companies and citizens. As a result of the armed conflict and related sanctions, energy prices have spiked and foreign trade transactions involving Russian and Ukrainian counterparties have been severely affected.

Russia has a significant participation in the international trade of steel slabs, iron ore pellets, metallurgical coal, pulverized coal for injection, which are relevant inputs for Ternium’s operations. In addition, Ukraine has a relevant participation in the international trade of steel slabs and iron ore pellets. The availability and pricing of these inputs in the international markets are expected to be volatile and could result in limitations to Ternium’s production levels and higher costs, affecting the Company’s profitability and results of operations. As a result of the economic sanctions imposed on Russia, Ternium or its contractors (including shipping companies) may not be able to continue purchasing or transporting products from, or making payments to, Ukrainian or Russian suppliers or counterparties; and the Company may not be able to promptly procure such raw materials from other suppliers, or may be required to purchase raw materials at increased prices.

Pablo Brizzio
Chief Financial Officer

Page 21 of	21